May 21, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BP Capital Markets America Inc., guaranteed by BP p.l.c., under the Exchange Act of 1934:

- 5.017% Guaranteed Notes due 2027

- 4.970% Guaranteed Notes due 2029

- 5.227% Guaranteed Notes due 2034

Sincerely,

